-------------------------               UNITED STATES SECURITIES AND EXCHANGE COMMISSION              ------------------------------
         FORM 4                                      WASHINGTON, D.C. 20549                                     OMB Approval
-------------------------                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                ------------------------------
[ ] Check this box if no                                                                               OMB Number: 3235-0287
    longer subject to        Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,   Expires:    PENDING
    Section 16. Form 4         Section 17(a) of the Public Utility Holding Company Act of 1935 or      Estimated average burden
    or Form 5 obligations              Section 30(f) of the Investment Company Act of 1940             hours per response.......0.5
    may continue. See                                                                                 ------------------------------
    Instruction 1(b).

    (Print or Type Responses)
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1.  Name and Address of Reporting Person*   2. Issuer Name and Ticker or Trading Symbol      6. Relationship of Reporting Person(s)
                                                                                                to Issuer
                                                                                                      (Check all applicable)
     Johnston       John          A.           American Home Mortgage Holdings, Inc.;
                                               AHMH                                          [X] Director        [ ] 10% Owner
    ------------------------------------    -----------------------------------------------  [ ] Officer (give   [ ] Other (specify
    (Last)        (First)      (Middle)     3. I.R.S. Identification       4. Statement for               title             below)
                                               Number of Reporting            Month/Year                  below)
                                               Person, if an entity
                                               (voluntary)                    06/2002         --------------------------------------
    c/o American Home Mortgage
        Holdings, Inc.
    520 Broadhollow Road
    ------------------------------------                                   ---------------------------------------------------------
                  (Street)                                                 5. If Amendment,  7. Individual or Joint/Group Filing
                                                                              Date of               (Check Applicable Line)
                                                                              Original       [X] Form Filed by One Reporting Person
    Melville       New York      11747                                        (Month/Year)   [ ] Form Filed by More than One
    ------------------------------------                                                         Reporting Person
    (City)        (State)        (Zip)

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                       TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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1. Title of Security      2. Trans-   3. Transaction    4. Securities Acquired (A)  5. Amount of      6. Ownership    7. Nature of
   (Instr. 3)                action      Code (Instr.      or Disposed of (D)          Securities        Form:           Indirect
                             Date        8)                (Instr. 3, 4 and 5)         Beneficially      Direct (D)      Beneficial
                             (Month/                                                   Owned at End      or Indirect     Ownership
                             Day/                                                      of Month          (I)             (Instr. 4)
                             Year)                                                     (Instr. 3         (Instr. 4)
                                                                                       and 4)
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                                         Code     V     Amount  (A) or (D)  Price
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Common Stock, par value   06/06/2002     J(1)     V     76,314         (D)   (1)       459,896                 D
$0.01 per share
("Common Stock")

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Common Stock              06/10/2002     S(2)           15,610         (D)   $13.90    459,896                 D

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Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.
*  If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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                                                                                                                    SEC 1472 (01-02)

FORM 4 (continued)

                          TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                  (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
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1. Title  2. Conver-  3. Trans-  4. Trans- 5. Number of   6. Date       7. Title      8. Price 9. Number  10. Owner-  11. Nature of
   of        sion or     action     action    Derivative     Exer-         and           of       of          ship        Indirect
   Deriv-    Exercise    Date       Code      Securities     cisable       Amount        Deriv-   Deriv-      Form of     Beneficial
   ative     Price of               (Instr.   Acquired (A)   and Expi-     of            ative    ative       Deriv-      Ownership
   Secu-     Deriv-      (Month/    8)        or Disposed    ration        Under-        Secu-    Secu-       ative       (Instr. 4)
   rity      ative       Day/                 of (D)         Date          lying         rity     rities      Secu-
   (Instr.   Security    Year)                (Instr. 3,     (Month/       Securi-       (Instr.  Benefi-     rity
   3)                                         4, and 5)      Day/          ties          5)       cially      Direct(D)
                                                             Year)         (Instr.                Owned       or
                                                                           3 and 4)               at End      Indirect(I)
                                                                                                  of          (Instr. 4)
                                                                                                  Month
                                                                                                  (Instr. 4)
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                                 Code    V    (A)   (D)    Date    Expir- Title Amount
                                                           Exerci- ation        or
                                                           sable   Date         Number
                                                                                of
                                                                                Shares
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Explanation of Responses:

(1)  In connection with its acquisition of Marina Mortgage Company, Inc. ("Marina") on December 29, 1999, American Home Mortgage
     Holdings, Inc. (the "Company") issued shares of its common stock, par value $0.01 per share (the "Common Stock"), to the
     Reporting Person and certain other Marina shareholders as consideration for their interests in Marina. On June 6, 2002, in accordance with the earnout provisions of the merger agreement between the Company and Marina, the Reporting Person received
     76,314 shares of Common Stock.

(2)  On September 10, 2001, the Reporting Person entered into a plan (the "Plan") to sell up to 15,610 shares of Common Stock beneficially owned by him per fiscal quarter. The Plan, intended to qualify under Rule 10b5-1 promulgated under the Securities
     Exchange Act of 1934, as amended, vests a third party broker-dealer with discretionary authority to determine the price (within certain parameters established by the Reporting Person) and other specific terms of each sale transaction. The shares sold by the Reporting Person on each date listed in Table I were sold pursuant to the Plan.



                                                              /s/ John A. Johnston                              July 9, 2002
                                                     ------------------------------------------          ---------------------------
                                                         ** Signature of Reporting Person                            Date


**    Intentional misstatements or omissions of facts constitute Federal
      Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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                                                                                                                    SEC 1472 (01-02)